INVEST IN **PERSONAFI, INC**

Your friends' trades and portfolios at the tip of your fingers

PITCH VIDEO INVESTOR PANEL

LEAD INVESTOR

Shaunt Sarkissian

PersonaFI has an excellent, focused management team, company, and platform. Ken and the team have the focus, resiliency, and acumen to execute on their mission, and make the company and platform a gamechanger in the democratization of investing and data. While many platforms have tried to achieve this, they have often been an wolf in sheeps clothing, or offered minimal in their value

personafi.co Tempe AZ

Software Retail Main Street Fin Tech Community

OVERVIEW UPDATES 4 WHAT PEOPLE SAY 49 ASK QUESTION 7

Highlights

1. Organically built a proof of concept to over 23,000 users with a 90% engagement rate within a year.
2. 20% month-over-month growth rate for our user base
3. Raised $171,000 in our pre-seed
4. Addressing a growing wealth gap and financial literacy with a SOM of 72 million.

Our Team



Kenneth Mooso CEO

The first content creator and proof of concept developer (e.i. business model), w/ over 12 years of industry experience, a former financial advisor at Merrill Lynch w/ over $100 million in assets invested on behalf of clients.

My passion is in finance since I was a child. I chose a career in finance and decided to leave due to a large, growing wealth gap of younger adults being too intimidated by the stock market. As a team, we believe we

can solve social inequalities by improving financial literacy for the masses.



Kevin Baize CTO

Leads in development and tech infrastructure with over 8 years of experience. A former Ph.D. candidate at Purdue and machine learning expert.



Don Eliezer Baize CPO

Supports lead in product development and roadmap with over 4 years of experience. A former Ph.D. candidate at Purdue, John Hopkins math finalist, and published in Math Journal.

SEE MORE

Pitch

PERSONAFI

INVESTING WITH TRANSPARENCY
PERSONAFI.CO
Q3 2021


PERSONAFI
PERSONAFI
OUR VISION
TO BUILD A COMMUNITY OF INVESTORS THAT LEAN ON EACH OTHER RATHER THAN THE FINANCIAL SYSTEM. WHERE INVESTORS SHARE INVESTMENTS AND PORTFOLIO ANALYSIS THUS, EMPOWERING MAIN STREET.

We aim to build a community that helps one another grow financially to the point where people are financially literate, prosperous, and independent.


PERSONAFI


THE CURRENT
MODEL
55% OF ADULTS INVEST IN THE STOCK MARKET
COMPARED 65% OF ADULTS PRE-08' MARKET CRASH
70% OF MILLENNIALS KNOW THEY NEED TO BE
MORE FINANCIALLY SECURE
61% OF MILLENNIALS FOUND INVESTING
SCARY AND INTIMIDATING
50% OF MILLENNIALS KNOW THEY NEED
TO START INVESTING

Due to the 08' financial crisis, millions are dissatisfied and tired of using banks for investment advice and/or management. Millions of younger adults, specifically millennials, have remained out of the market, equating to a growing wealth gap and lack of financial literacy.


PERSONAFI
THE
PROBLEM
'Wallstreetbets' Reddit Forum Faces Infighting, Hostile Takeover Accusations
GameStop
SINCE MARCH 2020, 20 MILLION NEW RETAIL INVESTORS ENTERED THE STOCK MARKET
RETAIL INVESTORS ARE TIRED OF TRADITIONAL FINANCIAL INSTITUTIONS – THE GAMESTOP CRAZE/ REDDIT REBELLION
THERE IS A SURGE OF TRADING AND SOCIAL TRADING APPLICATION
THE PENDING TRANSFER OF WEALTH FROM THE BABY BOOMER GENERATION WILL FLOW TO DIGITAL FOCUSED INVESTORS

The COVID-19 pandemic forced tens of millions of adults to remain home and many unable to work. Millennials and younger adults who once remained out of the stock market sought refuge through the financial markets.

While entering the market, these same younger adults who distrusted the investment firms turned to the ones they did trust, their peers! They used unconventional channels like Discord, Facebook, Reddit, and Telegram for financial research. However, these solutions provided minimal context and left novice investors to the volatility of short squeezes, pump and dumps, and cyclical market pullbacks.

As social investing is exploding with popularity, the lack of context needed for informed investment decisions remains. Soon these younger and new retail investors with be the recipients of the largest transfer of wealth from the baby boomers and older generations.


PERSONAFI
THE SOLUTION-
PERSONAFI
DISCOVER INVESTMENTS
DISCOVER NEW INVESTMENTS, STRATEGIES, ASSETS
AND MORE THROUGH A COMMUNITY THAT SHARES




THEIR BEST PRACTICES
PLAN AND TRADE WITH FRIENDS
DEVELOP STRONGER RELATIONSHIPS WITH OTHERS BY HELPING EACH OTHER GROW AND BECOME MORE PROSPEROUS
VERIFIED TRADE ALERTS
KNOW WHEN OTHERS ARE GETTING IN OR OUT OF AN INVESTMENT

The PersonaFi solution supplies the ever-needed context that is absent from collaborative social media platforms by allowing users to discover other investments, strategies, thesis, and asset classes. At the same time, enhancing collaboration by verifying investors' trades. In other words, we're bringing transparency by ensuring people put their money where their mouth is. Thus we desire to provide the tools these young and novice retail investors need to access the greatest wealth creation machines of all time, the stock and crypto marketplaces.


PERSONAFI
THE PRODUCT
LAUNCHED PRIVATE BETA
SIGN UP IS QUICK, EASY AND FREE
SECURELY CONNECT BROKERAGES TO APPLICATION
INVITE FRIENDS, FAMILY, AND SAVY INVESTORS TO YOUR NETWORK
GET NOTIFICATIONS ON YOUR FAVORITE FRIENDS AND TRADERS

Our product makes it easy for our users to know when their network trades, what they buy, when they buy, when they sell, and what else others are doing. Therefore, our users are getting the entire picture that goes into making an investment or trade decision. They're able to get the entire perspective of one investor or tap into the collective knowledge of the masses.


PERSONAFI
MULTI-PLATFORM VALIDATED DATA
PLATFORM AGNOSTIC- WORKS WITH ALL MAJOR STOCK AND CRYPTO PLATFORM SOURCES
TD Ameritrade
Robinhood
Charles Schwab
Binance
Coinbase
Etc.
CENTRALIZED USER TRADES AND PORTFOLIOS
COLLABORATE, REVIEW, ANALYZE, AND MONITIZE
VERIFIED NETWORK TRADES AND PORTFOLIOS


PLAID
TD
charles SCHWAB
coinbase
BINANCE

For our users, we've made our application platform agnostic, which means users can connect all of their accounts in one easy spot to view while allowing them to collaborate with any friend on any platform.


PERSONAFI
COMPETITION
ANYONE CAN BE AN ANALYST
VERIFIED TRADES & PORTFOLIO
INVESTMENT RESEARCH
SOCIAL ENGAGEMENT PLATFORM
Commonstock
Public
The Motley Fool
Stocktwits

What separates us from other solutions and competitors is that we allow any of our users to be an analyst and share their wisdom in a verified collaborative manner. Therefore empowering our community further.


PERSONAFI
TOTAL MARKET
(US, PHASE 1)
TOTAL ADDRESSABLE MARKET
209 M U.S. ADULTS
SERVICEABLE ADDRESSABLE MARKET
RETAIL INVESTORS
SERVICEABLE OBTAINABLE MARKET
DIGITAL SELF DIRECT INVESTORS
209 M
112 M
72 M
PERSONAFI

Based upon our research, we believe there are 72 million retail investors in the US alone that are self-directed investors, not wanting to work with asset managers or financial advisors, and are looking to be empowered in the financial markets.


PERSONAFI
GO TO MARKET
FACEBOOK
TIK-TOK
GIFS



Our rollout of the app will happen in phases. In the first phase, we'll be focused on user acquisition through our FB group, which has already surpassed 26k members. We estimate that 12-15k are Apple product users. Therefore reaching 10k by the end of July or August is within our scope. These projections cannot be guaranteed.

Our user bases' network effects coupled with content creation, micro-influencers, and our marketing pushing on TikTok will allow us to reach our next milestone of 20k users by October.

In the third phase, we will be rolling out the PersonaFi astronaut GIFs. Providing us ostentatious brand awareness in FB groups, Reddit, Stocktwits, Twitter, and eventually virality.


Elon Musk
Gamestonk!!
PERSONAFI
CREATOR ECONOMY

What separates us from the competition is the fact we allow any of our users to become an analyst. They can share their knowledge and empower their community. Furthermore, they can monetize their research and create premium content that provides more in-depth portfolio analysis and stock trade alerts.

As we scale to tens of millions of users, we plan to create monetized premium features like stock screeners and a PersonaFi ETF. Investors love to follow the broader market: we provide the means to follow the broader community and focus on long-term investing.


30000
25000
20000
15000
10000
PERSONAFI
TRACTION
26.4 K TOTAL MEMBERS
22.1K TOTAL ACTIVE
PROOF OF CONCEPT


5000
0
APP LAUNCH
1.1K TOTAL USERS
January
February
March
April
May
June
July
August

We've launched our app in private beta and are currently onboarding users gradually. While the app was in development, we scaled and proved our business model and concept through a FB group, newsletter, and text alert system. Within FB, we organically grew our community and user base to over 26k. From the group, we have over 1300 paying customers that subscribe to our team's premium analysis and trade alerts, generating over $10k MRR and growing.


PERSONAFI
GROWTH TARGETS
2021
50,000 + USERS
ACHIEVE 80% ACTIVE USERS
$30,000 MONTHLY RECURRING REVENUE
2023
10,000,000 USERS
80% MONTHLY ACTIVE USERS
$1,500,000 MONTHLY RECURRING REVENUE
1,000,000 – 2,000,000 USERS
80% MONTHLY ACTIVE USERS
$700,000 MONTHLY RECURRING REVENUE
2022
Disclaimer – growth projections can't be guaranteed

Your funding will be used mainly to onboard our current user base, launch to the public, and pay for feature build-outs. We believe that this will in turn help us reach our next milestone by the end of this year.


PERSONAFI
OUR TEAM
KEN MOOSO
CEO
WELLS FARGO
WELLS FARGO ADVISORS
MERRILL
DONELIEZER BAIZE
CPO
CS PhD; 4 years dev
PURDUE
KEVIN BAIZE II
CTO
CS PhD; 8 years dev
PURDUE
TERENCE DANIELS
COO
TRACKMAN GOLF
CoachNow

Our team is well-rounded with two top-in-class developers from prestigious computer science programs, a COO that has multiple years of experience working at startups, and finally, a CEO that has 12 years of industry experience and has amassed a social media following of over 23k in a year.

What makes our team uniquely qualified for this startup is our ability to create

professional investment content in a digestible manner for millions of retail investors.


PERSONAFI
ADVISORS
Eric Ries
Advisor
THE LEAN STARTUP
asana
LTSE
Shaunt Sarkissian
Advisor
XCo
VISA


GET IN TOUCH
PERSONAFI
SOCIAL MEDIA
@personafi_app
WEBSITE
www.personafi.co
CONTACT
info@personafi.co